Exhibit (a)(1)(iv)
Date: January 19, 2010
To: DISH Employees with DISH Stock Options
From: OptionExchange@dishnetwork.com
Re: Offer to Exchange Election Form
IMPORTANT — PLEASE READ IMMEDIATELY.
As indicated in Stephen Wood’s email from earlier today announcing the launch of the Offer to Exchange, please find attached your Election Form accompanied by instructions on how to properly complete, execute and deliver it to us.
After reading the Offer to Exchange Election Form as well as the Offering Materials attached to Stephen Wood’s email from earlier today, if you have questions, you may send an e-mail to Stock.Options@dishnetwork.com, which is the preferred method, or call the Offer to Exchange information line at 1-877-270-6042. There is no need to reply to this email message.